UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)1

THE TALBOTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

874161-10-2
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1.           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 874161-10-2
1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)		AEON (U.S.A.), INC.
2.	Check the Appropriate Box If A Member of A Group		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization		DELAWARE1
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power	29,921,829
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	29,921,829
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		29,921,829
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented By Amount in Row (9)		54.4%
12.	Type of Reporting Person		CO
1. AEON (U.S.A.), Inc. is a wholly owned subsidiary of AEON Co., Ltd., a Japanese retail company.

Item 1(a).	Name of Issuer:

The Talbots, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Talbots Drive
Hingham, Massachusetts 02043

Item 2(a).	Name of Person Filing:

AEON (U.S.A.), Inc.

Item 2(b).	Address of Principal Business Office, or if none, Residence:

450 Seventh Avenue, 42nd Floor
New York, New York 10123

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

874161-10-2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

29,921,829

AEON (U.S.A.), Inc. is a wholly owned subsidiary of AEON Co., Ltd., a Japanese retail company.  As such, AEON Co., Ltd. may be deemed the indirect beneficial owner of the shares of Common Stock, par value $0.01 per share, of The Talbots, Inc. that are owned by AEON (U.S.A.), Inc.

(b) Percent of class:

54.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

29,921,829

(ii) Shared power to vote or to direct the vote

Not applicable.

(iii) Sole power to dispose or to direct the disposition of

29,921,829

(iv) Shared power to dispose or to direct the disposition of

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

AEON (U.S.A.), Inc. is a wholly owned subsidiary of AEON Co., Ltd., a Japanese retail company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

AEON (U.S.A.), INC.

By:	/s/ Isao T. Tsuruta
Name:	Isao. T. Tsuruta
Title:	Executive and Vice President and General Manager